UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of July 2007

Commission File Number:  0-22704


                       Ship Finance International Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company") dated May 30, 2007.

                                                                       Exhibit 1


Ship Finance International Limited (NYSE: SFL)

Reports Results for First Quarter 2007 and Declares Quarterly Dividend


Ship Finance International Limited ("Ship Finance" or the "Company") announces today the financial results for the first quarter ended March 31, 2007.

Highlights

o The Board of Directors has declared a cash dividend of $0.55 per share with respect to the first quarter of 2007, up from $0.54 per share for the previous quarter.

o Total operating revenues for the quarter were $86.5 million or $1.19 per share and net income was $55.3 million or $0.76 per share.

o The six single-hull Suezmax tankers Front Target, Front Traveller, Front Transporter, Front Comor, Front Granite and Front Sunda were sold and delivered to their new owners in March 2007. Net proceeds to the Company were $142.0 million adjusted for charter termination compensations to Frontline. A gain of $30.8 million relating to the sale of these vessels was recorded in the quarter.

o In January 2007, Ship Finance announced the acquisition of a second newbuilding jack-up drilling rig for a purchase price of $210 million, in combination with a 15 year charter to Seadrill Limited ("Seadrill"). The rig is scheduled to be delivered from the shipyard in July 2007.

o In February 2007, the Company announced the acquisition of two newbuilding 170,000 dwt dry bulk vessels for a total delivered cost price of $160 million, in combination with 15 year charters to Golden Ocean Group Limited ("Golden Ocean"). The vessels are scheduled to be delivered from the shipyard in the fourth quarter of 2008 and the first quarter of 2009.

o In March 2007, Ship Finance announced the agreement to acquire three newbuilding seismic vessels from SCAN Geophysical ASA ("SCAN") based on a total delivered price of $210 million, or $70 million per vessel, including complete seismic equipment. The vessels are scheduled for delivery in 2008, and will be chartered back to SCAN for a period of 12 years thereafter.

o In March 2007, Ship Finance announced the agreement to sell the single hull VLCC Front Vanadis to Great Elephant Corporation ("Great Elephant") a subsidiary of Taiwan Maritime Transportation Co. Ltd. in the form of a hire-purchase agreement. The vessel is chartered to Great Elephant until November 2010, with a purchase obligation at the end of the charter. Delivery took place at the beginning of May 2007.

Dividends and Results for the Quarter ended March 31, 2007

The Board of Directors has reviewed the long term prospects for the Company including its significant fixed charter backlog, growth prospects and strong financial position, and has decided to increase the dividend payment for the quarter to $0.55 per share. The dividend will be paid on or about June 21, 2007 to shareholders of record as of June 8, 2007. The ex-dividend date is June 6, 2007.

The Company reported total operating revenues of $86.5 million, net operating income of $83.0 million and net income of $55.3 million for the first quarter of 2007. Earnings per share for the quarter were $0.76. This includes a profit of $30.8 million relating to the sale of the six single hull Suezmax tankers.

For the first quarter of 2007, the Company estimates that a total of $15.2 million or $0.21 per share has accumulated in profit share from Frontline Ltd. ("Frontline"). Based on U.S. generally accepted accounting principles ("US GAAP"), this has not been accounted for in the period and will be recognized later in the year provided the vessels on charter to Frontline continue to earn in excess of the minimum fixed charter rates.

As most of the Company's assets are accounted for based on lease accounting, a significant portion of the charter hire received does not appear in the income statement as described in Note 2 to the Income Statement. These amounts are classified as 'repayment of investment in finance leases', and are included in the statement of cashflows only. For the first quarter, this amounted to $36.3 million or $0.50 per share.

Net cash provided by operating activities in the first quarter was $112.1 million, net cash provided by investing activities was $6.4 million and net cash used in financing activities was $36.6 million.

As of March 31, 2007, the Company had total cash and cash equivalents of $146.4 million and restricted cash of $13.5 million. In addition, $0.4 million in cash and cash equivalents was held in a 100% owned subsidiary accounted for under the equity method. At the end of the quarter, the Company had available undrawn credit lines in the amount of $219.7 million.

Business Update

As of March 31, 2007 the fleet consisted of 60 vessels, including 11 vessels under construction.

The gross fixed-rate charter backlog was approximately $5.6 billion as of March 31, 2007, with an average charter tenure of 11.4 years, or 14.1 years if weighted by charter revenue. Some of our charters have purchase or cancellation options which, if exercised, will reduce the fixed charter backlog and average charter tenure.

As of March 31, 2007, 35 of our crude oil tankers and eight of our oil/bulk/ore ("OBO") vessels operated on long term contracts to subsidiaries of Frontline. In addition to the fixed base charter rate, Ship Finance also receives 20% of the annual earnings for these vessels in excess of a base charter rate. For the first quarter of 2007, the average base charter rate was approximately $26,300 for our VLCC's and $20,700 for our Suezmax tankers and OBOs. The average vessel earnings have consistently been above the base charter rates since the Company's inception in 2003.

The average daily time charter equivalent ("TCE") earned by Frontline in the first quarter in the spot and time charter period market from the Company's VLCCs, Suezmax tankers and OBOs were $46,654, $36,597 and $33,866, respectively.

In January 2007, Ship Finance announced two separate agreements to sell a total of six single-hull Suezmax tankers, including a vessel under conversion to a heavy-lift vessel. The net sales price was $221.3 million, and delivery to the new owners took place at the end of the first quarter. The Company agreed to pay compensation to Frontline for the termination of the charters in the amount of $79.3 million, and net proceeds from the sale were $142.0 million. After prepaying $14.2 million of loans relating to the sold vessels, the Company's cash position increased by approximately $127.8 million following the sales.

In January 2007, the Company also announced the acquisition of a second newbuilding jack-up drilling rig from Seadrill, the "West Prospero" scheduled for delivery in July 2007. The rig will then commence a 15 year bareboat charter to a subsidiary of Seadrill. The charter rate will be higher in the initial period when the rig is on a profitable third party charter. Seadrill will have several options to buy back the rig, and the first purchase option will be after three years. The Company estimates the average annual net cash contribution the first six years after estimated interest expense and debt repayment to be approximately $0.10 per share.

The Company announced the acquisition of two newbuilding Capesize dry bulk vessels from Golden Ocean in January based on a total delivered price of $80 million per vessel. The vessels will have a cargo capacity of around 170,000 dwt each, and will be constructed by Daehan Shipbuilding Co. Ltd. in South Korea. Delivery from the shipyard is scheduled for the fourth quarter of 2008 and first quarter of 2009. Depending on the final financing terms for this transaction, the Company estimates the annual net cash contribution the first six years after estimated interest expense and debt repayment to be approximately $0.06 per share.

In early March 2007, Ship Finance took delivery of the "Horizon Hawk", the second vessel in a series of five 2,824 TEU containerships on charter to Horizon Lines for an initial period of 12 years. The three remaining vessels were delivered to the Company in April and May, and the vessels will have full cashflow and earnings effect from the third quarter. When all the vessels are delivered, the average annual net cash contribution after interest expense and debt repayment will be approximately $0.15 per share.

In late March 2007, Ship Finance announced the agreement to sell the single hull VLCC Front Vanadis to Great Elephant. This is a hire-purchase agreement, where the vessel will be chartered for a 3.5 years period, with a purchase obligation at the end of the charter. Delivery took place at the beginning of May 2007 and there was a gross upfront payment of $12.5 million from Great Elephant. The gross bareboat charter rate will be $25,000 per day during the charter period, and this is on average $10,000 more per day compared to the previous time charter to Frontline, adjusted for the operating expenses relating to the vessel. The purchase obligation at the end of the charter is $3 million, and Great Elephant will have quarterly purchase options during the charter, starting at $27.9 million, and reducing gradually over the term of the charter. Ship Finance has agreed to pay a compensation payment of approximately $13.2 million to Frontline for the termination of the previous charter.

In March 2007, Ship Finance announced the agreement to acquire three newbuilding seismic vessels from SCAN based on a total delivered price of $210 million, or $70 million per vessel, including complete seismic equipment. The vessels are being constructed at the ABG Shipyard in India and delivery is scheduled in 2008. Ship Finance is financing the transaction by a six year senior loan facility of $120 million ($40 million per vessel) and an equity contribution of $30 million ($10 million per vessel). SCAN will provide a non-interest bearing seller's credit of $60 million ($20 million per vessel). Upon delivery from the shipyard, the vessels will commence 12 year bareboat contracts to SCAN and during the first six years of the charters, the average annual net cash contribution after estimated interest expense and debt repayment will be approximately $0.12 per share.

Corporate and Other Matters

As of March 31, 2007, $449.1 million of the 8.5% Senior Notes due 2013 was outstanding. Senior Notes with a par value of $57.0 million were subject to Bond Swap Agreements as of the end of the quarter. The annual interest rate on the Senior Notes held under Bond Swap Agreements has been effectively reduced to approximately Libor + 1.00% p.a.

After a review of the financial statement presentation of the consolidation of the Company's 100% owned subsidiaries under US GAAP, the Company has changed the accounting treatment for the subsidiary Rig Finance Limited which owns the jack-up rig "West Ceres". Previously, this subsidiary was accounted for as investment in associate, but the Company will now consolidate Rig Finance Limited with effect from 2006. The change in the consolidation will not impact the Company's net income, book equity or cash flow.

On March 22, 2007, Frontline distributed essentially all of its remaining shareholding in Ship Finance to its shareholders as a dividend. Frontline has previously consolidated Ship Finance into its accounts, but following the recent distribution of shares, Frontline will not consolidate Ship Finance going forward. For Ship Finance, we do not expect any accounting impacts as a consequence of the distribution of shares.

Strategy and Outlook

The strategy of the Company is to increase its portfolio of assets and to employ its assets on medium to long term contracts to support a predictable long-term dividend capacity. The Company will seek to reduce the risks for its shareholders by investing in different sectors of the shipping and oil service industry, and also by having a diversified client base. During 2006 and 2007 the Company has committed to new investments in excess of $1.2 billion, and these investments are expected to increase the Company's fixed charter income and dividend distribution capacity.

Over the last quarters, there has been an increasing average volume of Ship Finance shares traded on the New York Stock Exchange. The Company believes that this is due to a combination of increased focus on yield-oriented shipping stocks in general and more activity in the Company after the employment of a dedicated management team in 2006. Our focus is on building the long-term dividend capacity in Ship Finance, and an integral part of achieving this is to preserve capital for debt repayments and reinvestments in new assets on a continuous basis.

With a total fleet of 60 vessels (including 11 vessels under construction), and a strategy to grow the fleet with accretive transactions, the management of Ship Finance sees opportunities from time to time to potentially further enhance the value to shareholders through ordering newbuildings or acquiring modern second-hand vessels with no or shorter term charter initially. The objective will then be to find more profitable long-term charters for these assets over time as the market develops, and to capture the upside potential for our shareholders.

The Company will continue to pursue new projects, and additional investment opportunities are currently under consideration. The Company has significant capital available to fund the equity portion of existing and new projects, including more than $360 million of cash reserves and available amounts under a revolving credit facility. Based on current financing levels available in the market for projects with long term charters, Ship Finance has significant capacity to invest in new projects without raising additional equity capital.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.


May 30, 2007
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Lars Solbakken: Chief Executive Officer, Ship Finance Management AS +47 23114006 / +47 91198844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS +47 23114011 / +47 90141243


                       SHIP FINANCE INTERNATIONAL LIMITED
                      FIRST QUARTER 2007 REPORT (UNAUDITED)


--------------------------------------------- ------------------ ----------------- -------------------
INCOME STATEMENT                                           2007              2006                2006
(in thousands of $ except per share data)             Jan - Mar         Jan - Mar       Jan - Dec (1)
--------------------------------------------- ------------------ ----------------- -------------------
Total operating revenue (2)                              86,541            84,121             424,658
Loss (gain) on sale of assets                           (30,764)           (1,132)             (9,807)
Voyage expenses                                             373               711               1,736
Ship operating expenses                                  28,959            27,543             117,957
Administrative expenses                                   2,017               521               6,584
Depreciation                                              2,998             4,359              14,490
Total operating expenses                                 34,347            33,134             140,767
Operating income                                         82,958            52,119             293,698
Interest income                                           1,436               726               3,978
Interest expense                                        (32,062)          (26,398)           (113,588)
Results in associates                                       235                 -                 267
Other financial items                                     2,788             7,379              (3,820)
Foreign currency exchange (loss) gain                       (74)               26                 219
Taxes                                                         -                 -                (42)
Net income                                               55,281            33,851             180,799

Basic earnings per share ($)                              $0.76             $0.46               $2.48

Weighted average number of shares                    72,743,737        72,827,070          72,764,285
Common shares outstanding                            72,743,737        72,743,737          72,743,737
--------------------------------------------- ------------------ ----------------- -------------------

(1) 2006 figures have been adjusted to reflect full consolidation of Rig Finance Limited, a 100% owned subsidiary previously consolidated as Investment in associated companies.

(2) For all vessels on finance lease, the fixed charter payments are split in three elements; 'Interest income', 'Repayment of investment in finance leases' and 'Service income' (Frontline charters only). The 'Interest income' and the 'Service income' are included in the Company's Income Statement. 'Repayment of investment in finance leases' is not included in the Total operating revenues, and appears in the Statement of Cashflows and in the Balance Sheet as a reduction of the balance "Investment in finance leases".


                                 SHIP FINANCE INTERNATIONAL LIMITED
                                 FIRST QUARTER 2007 REPORT (UNAUDITED)

-------------------------------------------------------------------------- ----------------- --------------- ---------------
BALANCE SHEET                                                                          2007            2006            2006
(in thousands of $)                                                                  Mar 31          Mar 31      Dec 31 (1)
-------------------------------------------------------------------------- ----------------- --------------- ---------------
ASSETS
Short term
Cash and cash equivalents                                                           146,435          88,472          64,570
Restricted cash                                                                      13,482          11,083          12,937
Amount due from related parties                                                      13,544               -          63,024
Other current assets                                                                146,604         124,982         166,622
Long term
Newbuildings and vessel purchase options                                            126,115           2,000           7,658
Vessels and equipment, net                                                          292,643         271,528         238,891
Investment in finance leases                                                      1,841,930       1,810,667       1,958,691
Investments in associates                                                             3,839               -           3,698
Deferred charges                                                                     17,484          17,198          16,848
Other long-term assets                                                               23,845          24,276          20,738
Total assets                                                                      2,625,921       2,350,206       2,553,677

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term and current portion of long term interest bearing debt                   170,124         120,026         144,451
Other current liabilities                                                            25,778          25,070          14,793
Amount due to related parties                                                        42,619           3,112          14,411
Long term
Long term interest bearing debt                                                   1,749,913       1,630,535       1,770,749
Other long term liabilities                                                           8,235          26,159           8,743
Stockholders' equity (2)                                                            629,252         545,304         600,530
Total liabilities and stockholders' equity                                        2,625,921       2,350,206       2,553,677
-------------------------------------------------------------------------- ----------------- --------------- ---------------


(1) 2006 figures have been adjusted to reflect full consolidation of Rig Finance Limited, a 100% owned subsidiary previously consolidated as Investment in associated companies.

(2) As of March 31, 2007 Stockholders' equity excludes $ 223.1 million of deferred equity which is being recognised over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance was required to carry over Frontline's historical book values of the vessels to its books, and the excess of the aggregate purchase price above their historical book value was treated as deferred equity and recorded as a reduction of the Investment in finance leases. This deferred equity is amortised to Stockholders' equity in line with the charter payments received from Frontline.


                                          SHIP FINANCE INTERNATIONAL LIMITED
                                         FIRST QUARTER 2007 REPORT (UNAUDITED)

---------------------------------------------------------------------------------- --------------- --------------- ----------------
STATEMENT OF CASHFLOWS                                                                       2007            2006             2006
(in thousands of $)                                                                     Jan - Mar       Jan - Mar    Jan - Dec (1)
---------------------------------------------------------------------------------- --------------- --------------- ----------------
OPERATING ACTIVITIES
Net income                                                                                 55,281          33,851          180,798
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortisation                                                               2,900           5,007           17,559
Adjustment of financial derivatives to market value                                        (3,618)         (5,087)           6,375
Loss (gain) on sale of assets                                                             (30,764)         (1,132)         (26,469)
Result in associate                                                                          (235)              -           (4,206)
Stock option expense                                                                          152               -               49
Other                                                                                         (87)         (1,759)          (5,140)
Change in operating assets and liabilities                                                 88,486          96,351           24,531
Net cash provided by operating activities                                                 112,115         127,231          193,497

INVESTING ACTIVITIES
Repayment of investments in finance leases                                                 36,314          32,134          136,760
Net placement of restricted cash                                                             (545)         (9,507)         (11,362)
Sale of vessels                                                                           141,855          40,466           75,606
Acquisition of subsidiaries, net of cash acquired                                             879         (34,810)         (34,810)
Investment in newbuildings                                                                  7,658          (2,000)          (7,658)
Purchase of vessels                                                                      (182,864)              -         (266,750)
Investment in associated companies                                                             94               -              508
Purchase of  short term investments                                                         3,000               -           (3,000)
Net cash provided by (used in) investing activities                                         6,391          26,283         (110,706)

FINANCING ACTIVITES
Repurchase of shares                                                                            -          (7,212)          (7,212)
Proceeds of long-term debt                                                                127,188               -          312,588
Debt fees paid                                                                               (539)              -           (1,047)
Repayment of long-term debt                                                              (122,349)        (43,097)        (190,716)
Cash dividends paid                                                                       (39,282)        (36,372)        (149,123)
Deemed dividends paid                                                                      (1,658)        (11,218)         (15,569)
Net cash provided by (used in) financing activities                                       (36,640)        (97,899)         (51,079)

Net increase in cash and cash equivalents                                                  81,866          55,615           31,712
Cash and cash equivalents at start of period                                               64,569          32,857           32,857
Cash and cash equivalents at end of period                                                146,435          88,472           64,569
---------------------------------------------------------------------------------- --------------- --------------- ----------------

(1) 2006 figures have been adjusted to reflect full consolidation of Rig Finance Limited, a 100% owned subsidiary previously consolidated as Investment in associated companies.

              SUBSIDIARY ACCOUNTED FOR AS INVESTMENTS IN ASSOCIATES
                      FIRST QUARTER 2007 REPORT (UNAUDITED)
                                FRONT SHADOW INC

---------------------------------------------- --------------- ---------------
INCOME STATEMENT                                         2007            2006
(in thousands of $)                                 Jan - Mar       Jan - Dec
---------------------------------------------- --------------- ---------------

Total operating revenue (1)                               562             694
Total operating expenses                                    -               9
Operating income                                          562             685
Interest expense                                         (333)           (422)
Other financial items                                       6               4
Net income                                                235             267
---------------------------------------------- --------------- ---------------

1) Revenue is comprised of interest income derived from a long-term finance lease with Golden Ocean. The lease is for a period of 10 years and Golden Ocean has various call options to purchase the vessel from our subsidiary Front Shadow Inc. At the end of the lease, Ship Finance also has a put option on Golden Ocean.

              SUBSIDIARY ACCOUNTED FOR AS INVESTMENTS IN ASSOCIATES
                      FIRST QUARTER 2007 REPORT (UNAUDITED)
                                FRONT SHADOW INC

------------------------------------------------- ------------ ----------------
BALANCE SHEET                                            2007             2006
(in thousands of $)                                    Mar 31           Dec 31
------------------------------------------------- ------------ ----------------
ASSETS
Short term
Cash and cash equivalents                                 387             461
Other current assets                                    1,432             517
Long term
Investment in finance leases                           26,270          28,026
Deferred charges                                           90              73
Total assets                                           28,179          29,077

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term and current portion of long term
interest bearing debt
                                                        2,060           2,060
Other current liabilities                                  71              79
Amounts due to related party                            2,600     (1)   2,600
Long term
Long term interest bearing debt                        19,610          20,640
Stockholders equity                                     3,838           3,698
Total liabilities and stockholders' equity             28,179          29,077
------------------------------------------------- ------------ ----------------

1) Comprised of a seller's credit received from Golden Ocean at the time the vessel was purchased. The seller's credit is treated as a non-interest bearing loan.

              SUBSIDIARY ACCOUNTED FOR AS INVESTMENTS IN ASSOCIATES
                      FIRST QUARTER 2007 REPORT (UNAUDITED)
                                FRONT SHADOW INC

------------------------------------------------------ --------- -----------
STATEMENT OF CASHFLOWS                                     2007        2006
(in thousands of $)                                      Mar 31      Dec 31
------------------------------------------------------ --------- -----------

OPERATING ACTIVITIES
Net income                                                  235         267
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation and amortisation                               (17)          -
Change in operating assets and liabilities                 (103)      5,520
Net cash provided by operating activities                   115       5,787

INVESTING ACTIVITIES
Repayment of investment in finance leases                   841         408
Purchase of vessels                                           -     (28,434)
Net cash provided by (used in) investing activities         841     (28,026)

FINANCING ACTIVITIES
Proceeds from long term debt                                  -      22,700
Repayment of long term debt                              (1,030)          -
Net cash (used in) provided by financing activities      (1,030)     22,700

Net (decrease) increase in cash and cash equivalents        (74)        461
Cash and cash equivalents as start of period                461           -
Cash and cash equivalents at end of period                  387         461
------------------------------------------------------ --------- -----------

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                       Ship Finance International Limited



Dated:  July 10, 2007                     By:    /s/ Lars Solbakken
                                                 ------------------------
                                          Name:      Lars Solbakken
                                          Title:     Chief Executive Officer
                                                     Ship Finance Management AS